SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12B-25

                                            Commission File Number: 0-23683

                        NOTIFICATION OF LATE FILING

 ( ) Form 10-K  ( ) Form 11-K  ( ) Form 20-F  (X) Form 10-Q  ( ) Form N-SAR

      For Period Ended: September 30, 1998


 ( ) Transition Report on Form 10-K      ( ) Transition Report on Form 10-Q
 ( ) Transition Report on Form 20-F      ( ) Transition Report on Form N-SAR
 ( ) Transition Report on Form 11-K

      For Transition Period Ended: Not applicable.


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.


                                   PART I
                           REGISTRANT INFORMATION

 Full name of registrant: USN Communications, Inc.


 Former name, if applicable: Not applicable


 Address of principal executive office:
 10 South Riverside Plaza, Suite 2000


 City, state and zip code: Chicago, Illinois 60606




                                  PART II
                          RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 (X) (a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 (X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
 ( )  (c)  The accountant's statement or other exhibit required by Rule 12b-
           25 (c) has been attached if applicable.


                                  PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The Company was unable to file its Form 10-Q for the quarter ended September 30, 1998 on the date such report was due as a result of the dedication of management resources to the negotiation of a proposed financing transaction.


                                  PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

 Thomas A. Monson, Esq.                   (312)       906-3592
        (Name)                        (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                         (X)  Yes   ( )  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         ( )  Yes   (X)  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            USN COMMUNICATIONS, INC.
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                (Name of Registrant as Specified in Charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date:     November 16, 1998        By:  /s/  Thomas A.  Monson
                                       ----------------------------------------
                                       Thomas A. Monson
                                       Senior Vice President, General
                                       Counsel and Secretary